Exhibit 4.3

This FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), effective as of November 6, 2017, between NAVISTAR INTERNATIONAL CORPORATION, a Delaware corporation (the “Company”) and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee (the “Trustee”), under the Indenture, dated as of October 28, 2009, as amended to date (the “Indenture”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture.

WITNESSETH:

WHEREAS, the Company has issued its 8.25% Senior Notes due 2021 (the “Notes”) pursuant to the Indenture;

WHEREAS, the Company has offered to purchase for cash any and all outstanding Notes (the “Tender Offer”);

WHEREAS, in connection with the Tender Offer, the Company has requested that Holders of the Notes deliver their consents with respect to the deletion or amendment of certain provisions of the Indenture;

WHEREAS, Section 9.2 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture, the Notes and the Guarantees with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes);

WHEREAS, the Holders of at least a majority in aggregate principal amount of the outstanding Notes have duly consented to the proposed modifications set forth in this Supplemental Indenture in accordance with the Indenture (including Section 9.2 thereof);

WHEREAS, the Company has heretofore delivered, or is delivering contemporaneously herewith, to the Trustee (i) a copy of resolutions of the Board of Directors of the Company authorizing the execution of this Supplemental Indenture, (ii) evidence of the consent of the Holders set forth in the immediately preceding paragraph and (iii) the Officers’ Certificate described in Section 11.4 of the Indenture and the Opinion of Counsel described in Sections 9.4 and 11.4 of the Indenture; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture valid and binding have been complied with or have been done or performed.

NOW, THEREFORE, in consideration of the foregoing and notwithstanding any provision of the Indenture which, absent this Supplemental Indenture, might operate to limit such action, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE ONE

AMENDMENTS

SECTION 1.01  Amendments.

(a)        Subject to Section 2.02 hereof, the Indenture is hereby amended by deleting in their entireties Sections 3.6, 3.9, 3.10, 3.12, 3.13, 3.14, 3.15, 3.16, 3.17, 4.1(a)(ii), 5.9, 6.1(e) and 6.1(f) of the Indenture.

(b)        Subject to Section 2.02 hereof, the Indenture is hereby amended by deleting the first sentence of Section 5.4 and replacing it in its entirety with the following sentence:

At least 5 days but no more than 60 days before any redemption date the Company will deliver written notice of such redemption to the Trustee and deliver a notice of redemption to each holder of Securities to be redeemed at its registered address.

(c)        Effective as of the date hereof, none of the Company, the Guarantor, the Trustee or other parties to or beneficiaries of the Indenture shall have any rights, obligations or liabilities under such Sections or Clauses and such Sections or Clauses shall not be considered in determining whether an Event of Default has occurred or whether the Company or the Guarantor has observed, performed or complied with the provisions of the Indenture.

SECTION 1.02  Amendment of Definitions. Subject to Section 2.02 hereof, the Indenture is hereby amended by deleting any definitions from the Indenture with respect to which references would be eliminated as a result of the amendments of the Indenture pursuant to Section 1.01 hereof.

ARTICLE TWO

MISCELLANEOUS

SECTION 2.01  Effect of Supplemental Indenture. Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects. From and after the date of this Supplemental Indenture, all references to the Indenture (whether in the Indenture or in any other agreements, documents or instruments) shall be deemed to be references to the Indenture as amended and supplemented by this Supplemental Indenture.

SECTION 2.02  Effectiveness. The provisions of this Supplemental Indenture shall be effective only upon execution and delivery of this instrument by the parties hereto. Notwithstanding the foregoing sentence, the provisions of this Supplemental Indenture shall become operative only upon the purchase by the Company of at least a majority in principal amount of the outstanding Notes pursuant to the Tender Offer, with the result that the amendments to the Indenture effected by this Supplemental Indenture shall be deemed to be revoked retroactively to the date hereof if such purchase shall not occur.

SECTION 2.03  Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

SECTION 2.04  No Representations by Trustee. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for the correctness or completeness of the same. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

SECTION 2.05  Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall constitute but one and the same instrument.

(Signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date hereof.

ISSUER:
NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ William V. McMenamin
Name:	William V. McMenamin
Title:	President, Financial Services and Treasurer

TRUSTEE:
THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Lawrence M. Kusch
Name:	Lawrence M. Kusch
Title:	Vice President